Pillsbury Winthrop Shaw Pittman LLP

2475 Hanover Street  |  Palo Alto, CA 94304-1114  |  tel 650.233.4500  |  fax 650.233.4545

Davina K. Kaile

tel 650.233.4564

dkaile@pillsburylaw.com

August 22, 2011

VIA ELECTRONIC TRANSMISSION AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Esq., Legal Branch Chief

Chris Chase, Esq.

Re:	CafePress Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 9, 2011

File No. 333-174829

Ladies and Gentlemen:

On behalf of CafePress Inc. (the “Registrant” or the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”), together with certain exhibits thereto.

Amendment No. 3 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated August 17, 2011. Set forth below are the Registrant’s responses to the Staff’s comments. The responses correspond to the headings and numbered comments in the letter from the Staff. Marked copies of Amendment No. 3 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

General

1.

We note that your registration statement continues to exclude information beyond that allowed by Rule 430A of Regulation C. By way of example, and not an exhaustive list, we note the blanks in your principal and selling stockholder table on page 119, as well as the lack of a legal opinion and form

August 22, 2011

of underwriting agreement. Please note that in the event that the information is not provided in your next amendment we may defer further review of the filing until the required information is provided. Please also allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Response: The Registrant respectfully acknowledges the Staff’s comment and confirms that it will provide the required information prior to any distribution of preliminary prospectuses. The Registrant further confirms that it will provide the information to the Staff in advance to allow the Staff sufficient time to review the complete disclosure prior to any such distribution. The Registrant notes that the completed “Principal and selling stockholders” table, the legal opinion and the form of underwriting agreement will be provided when the offering size and preliminary price range have been determined.

Management’s discussion and analysis of financial condition and results of operations, page 44

Critical accounting policies, page 48

Revenue recognition, page 48

2.	We have reviewed your response to comment two in our letter dated August 3, 2011. Please address the following items:

•

We note that you recognized breakage of $0.4 million during fiscal 2010 and $0.49 million during the year-to-date period ended June 30, 2011. Although these amounts might not be considered material to your net revenues, they do appear material to your operating and net income since breakage typically has no directly associated costs. Accordingly, please revise your MD&A to highlight the impact of gift certificate and flash deal promotion breakage on your result of operations.

•

Considering you have less than 18 months of experience participating in flash deal promotions and less than five years of experience selling gift certificates with no expiration dates, we are unclear how such a short history demonstrates sufficient quantitative historical evidence that the estimate is based on a large population of homogeneous transactions and that the obligation for future performance is remote. Accordingly, please further explain your basis in GAAP for recognizing revenue before either performance or a legal release from the obligation to perform. To the extent you have obtained outside information regarding rates of

August 22, 2011

redemption of gift certificates or flash deal promotions of similar specialty retailers in determining your 17%+ breakage rates, please tell us the source and explain why they support your breakage rates assumed. Please note that in the event future events occurred that indicated your estimate of breakage was higher than actual, the staff would have concern that your estimate was based on insufficient historical experience.

Response: As discussed in “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies – Revenue recognition”, the Registrant respectfully advises the Staff that the direct incremental sales commissions for flash deal promotions are deferred and recorded as expense at the time revenue is recorded.

The Registrant has updated the disclosure in “Management’s discussion and analysis of financial condition and results of operations – Critical accounting policies – Revenue recognition” to include disclosure of the revenue, expense and operating income impact of recording breakage proportionally to redemptions for the year ended December 31, 2010 and the six months ended June 30, 2011.

The Registrant also supplementally advises the Staff that the amounts disclosed as breakage include breakage relating to expired flash deal promotions and breakage recognized proportionally to revenue for gift certificates that do not have an expiration date and flash deal promotions that have not yet expired.

The Registrant respectfully advises the Staff that the practice of recording breakage revenue in proportion to actual redemptions was specifically identified as an acceptable approach by the SEC Staff in comments issued on December 5, 2005 at the 2005 AICPA Conference on Current SEC and PCAOB developments.

As discussed within the aforementioned Staff comments, in order to record breakage revenue as actual redemptions occur, the seller should be able to reasonably and objectively estimate total breakage and the period of redemption. The Registrant considers that it has this ability. The Registrant respectfully advises the Staff that every flash deal promotion has a fixed and specified expiration date, such that the period of flash deal redemption is known at the onset of each flash deal promotion. Furthermore, the Registrant notes that flash deal promotions are of short duration (typically 3 to 6 months). As of March 31, 2011, the Registrant had run 114 separate flash deal promotions that had completed their term and expired. The average breakage rate on these expired promotions was 18%.

Each promotion commenced and ended on a specific date, accordingly, the 114 promotions that have expired represent individual and separate promotions. On

August 22, 2011

average, each of these promotions involved the sale of 700 coupons. As discussed above, the Registrant’s experience with these promotions has shown a consistent breakage rate. Furthermore, the Registrant noted that all 114 expired promotions were priced identically from an end-user cost perspective and accordingly, the Registrant considers them to represent a homogeneous population.

Accordingly, the Registrant respectfully submits that this history from 114 completed promotions involving the sale of approximately 80,000 coupons represents a sufficiently large and homogenous data set of transactions for which the breakage rate is consistent to provide the Registrant the ability to reasonably and objectively estimate breakage on flash deal promotions that have not yet expired. Furthermore, as the Registrant’s information systems and internal controls enable it to track the timing and amount of each flash deal redemption, the Registrant allocates a portion of the estimated breakage to each redemption and records revenue accordingly.

As of December 31, 2010, the Registrant recorded breakage revenue on flash deal promotions that had not expired of $129,000. Using actual breakage, revenue would have been $133,400, a variance of $4,300 from the breakage revenue the Registrant recorded based on its estimate as of that balance sheet date. The Registrant believes this supports its assertion that it can reasonably and objectively estimate breakage.

With respect to historical experience with gift certificates, the Registrant considers five years of historical data sufficient to estimate breakage for gift certificates with no expiration date, as each gift certificate sold has the same terms and conditions for redemption. Furthermore, the pattern of redemptions has been consistent and based on an analysis of the Registrant’s five years of historical redemption data, an average of 93% of redemptions occur within two years of issuance and 97% of redemptions have occurred within three years of issuance, with redemptions after three years being insignificant. Accordingly, the Registrant respectfully advises the Staff that it considers the probability of redemption of gift certificates without expiration dates for which it has recorded breakage revenue to be remote.

2. Summary of significant accounting policies, page F-7

3.

We have reviewed your response to comment nine in our letter dated August 3, 2011 and note that you classify the excess sales price payable to shop owners on a gross basis. Although we understand that you are the primary obligor on shop platform inventory sales, it appears that you essentially act as the agent in regards to the excess sales price since you are merely passing through the excess received from end customers to shop owners. Accordingly, it appears

August 22, 2011

that the excess sales price should not be reflected as revenues and costs of revenues. If you disagree, please expand on why you believe your presentation is the most appropriate classification. Please quantify for us the excess sales price related to each period presented in your filing.

Response: In its prior response to the Staff, the Registrant provided its evaluation of the criteria in ASC 605-45, Principal Agent Considerations. Based on the evaluation of these criteria, the Registrant concluded that it was both the primary obligor for shop platform inventory sales and also possessed general inventory risk. The Registrant acknowledges that the content owner does participate in the establishment of the sales price. However, based upon the collective weight of the indicators, the Registrant believes gross reporting is appropriate.

Furthermore, the Registrant respectfully advises the Staff that from the perspective of the end customer, the shop owner has no responsibility in the production of the purchased merchandise. Each piece of designed merchandise purchased by the end customer represents an integrated deliverable that cannot be bifurcated into separate components (e.g. the design image is printed by the Registrant on the merchandise (e.g. t-shirt). The end customer receives a single piece of merchandise for each product purchased and the end customer cannot separate the design image from the merchandise to be sold separately). The Registrant believes the evaluation required under ASC 605-45 is for each deliverable in each transaction. The entity which records gross revenue is recording gross revenue for all amounts received from the customer related to that deliverable. Because the Registrant is the primary obligor in shop platform inventory sales as acknowledged by the Staff, and because no separate services are provided by the shop owners, the Registrant has concluded it should record revenue on a gross basis, in accordance with the criteria in ASC 605-45, Principal Agent Considerations.

The Registrant supplementally clarifies that the royalty formula for determining amounts payable to content owners is more complex than a set “excess selling price,” as the amount payable is variable. The amount is dependent upon multiple criteria including the retail price established, the volume of merchandise sold, the printing process required, and other factors. The Registrant also clarifies that under the terms of its arrangements with content owners, it can make changes to the royalty received by the content owner at any time. The reference to “excess sales price” in the initial Registration Statement was made in error and has been corrected in the prior amendment to the Registration Statement.

Total royalties recorded for each period were $24.6 million, $ 13.9 million, $ 12.5 million and $6.1 million for the years ended December 31, 2008, 2009, 2010 and the

August 22, 2011

six months ended June 30, 2011, respectively. These amounts include all royalties payable for the license of content under all of the Registrant’s content agreements and all sales through all channels.

*****

The Registrant acknowledges the following and confirms it will include acknowledgement of the following in its request for acceleration of the effective date of the Registration Statement:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments concerning any matter with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545 or via email to dkaile@pillsburylaw.com.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

cc:	Bob Marino

Monica Johnson

Kirsten Mellor, Esq.

Martin A. Wellington, Esq.

C.F. Pearson